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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                               SCHEDULE 14D-9/A
                               (Amendment No. 5)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXUS ENERGY CORPORATION
                           (Name of Subject Company)

                           MAXUS ENERGY CORPORATION
                       (Name of Person Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  577730 10 4
                     (CUSIP Number of Class of Securities)

                          McCarter Middlebrook, Esq.
                      Vice President and General Counsel
                           Maxus Energy Corporation
                           717 North Harwood Street
                           Dallas, Texas  75201-6594
                                (214) 953-2000
                (Name, address, and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copy to:
                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York  10022
                                (212) 326-3939


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     This Amendment No. 5 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on March 3, 1995, as amended by Amendment No. 1 thereto filed on March 6, 1995, Amendment No. 2 thereto filed on March 9, 1995, Amendment No. 3 thereto filed on March 20, 1995, and Amendment No. 4 thereto filed on March 29, 1995 (as heretofore amended, the "Schedule 14D-9"), by Maxus Energy Corporation, a Delaware corporation (the "Company"), in connection with the tender offer commenced on March 3, 1995 by YPF Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina, to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") at a price of $5.50 per Share, net to seller in cash.

     All capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the last paragraph of Item 8(b):

     In connection with the agreement in principle, the Company issued a press release on March 29, 1995, a copy of which is filed as Exhibit 15 hereto, in which the Company reissued its press releases of March 13 and 15, 1995. In its March 29, 1995 press release, the Company also said that CSFB, in preparing its analysis of the terms of the Merger, assumed certain additions to the Company's oil and gas reserves, and that the additional reserves described in these releases were within the range of additions assumed by CSFB.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibit is filed herewith:

     Exhibit 15 - Press Release, dated March 29, 1995.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAXUS ENERGY CORPORATION



                                      By: McCARTER MIDDLEBROOK
                                          -------------------------
                                          McCarter Middlebrook
                                          Vice President and General Counsel

Dated:  March 30, 1995
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                                 EXHIBIT INDEX


Exhibit                                 Description
-------                                 -----------

Exhibit 15                            Press Release, dated March 29, 1995.
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                                                                      Exhibit 15


                                 PRESS RELEASE

FOR IMMEDIATE RELEASE
---------------------


MAXUS ENERGY REISSUES PRIOR PRESS RELEASES
------------------------------------------

DALLAS -- March 29, 1995 -- In connection with the agreement in principle to settle certain common stockholder litigation challenging the tender offer by YPF Sociedad Anonima (NYSE:YPF) and proposed merger with YPF, Maxus Energy Corporation (NYSE:MXS) is reissuing its press releases of March 13 and 15, 1995, relating to certain discoveries.

Maxus also said that CS First Boston, Maxus' financial advisor in connection with the YPF tender offer and proposed merger, in preparing its analysis of the terms of the merger, assumed certain additions to Maxus' oil and gas reserves, and that the additional reserves described in these releases were within the range of additions assumed by CS First Boston. The text of the two releases, both of which were previously published and carried on various news services, follows:

"DALLAS -- March 13, 1995 -- Maxus Energy Corporation (NYSE: MXS) today announced the discovery of a gas well on its Northwest Java concession, offshore Indonesia, that tested at a combined rate of 62 million cubic feet per day (Mmcf/D) and 1,219 barrels of condensate from five zones.

The LES-1 well tested from perforations between 4,045 and 5,749 feet subsea in the Main and Massive formations. The new discovery well, in the Java Sea about 50 miles northeast of Jakarta, reached a total depth of 7,583 feet subsea. Maxus holds a 24% interest in the 5.1 million-acre Northwest Java concession. ARCO (NYSE: ARC), with a 46% interest, is project operator under a production-sharing contract with Pertamina, the Indonesian state oil company.
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In 1994, Northwest Java daily gross sales averaged 200 Mmcf of natural gas and about 9,900 barrels of gas liquids. The Northwest Java Gas Project currently supplies all of the gas to two government-owned electric utilities serving Jakarta. The concession also produced 111,000 gross barrels of oil per day."

"DALLAS -- March 15, 1995 -- Maxus Southeast Sumatra, Inc., a subsidiary of Maxus Energy Corporation (NYSE: MXS), today announced an oil discovery and the results of two successful delineation wells that tested oil and natural gas from Maxus' Southeast Sumatra concession, offshore Indonesia.

The Aida-1 oil discovery, located 1.5 kilometers southwest of the Widuri Field, flowed 1,047 barrels per day (BOPD) of 34 degree API gravity oil at an initial reservoir pressure of 1,431 pounds per square inch (psi) from a depth of 3,669 feet subsea. The discovery penetrated 56 feet of net oil pay in the fluvial sandstones of the Talang Akar Formation. The Aida-1 has a calculated productivity index of 142 barrels of fluid per day/psi. A field development plan is currently being proposed.

The delineation wells, Risma 2 and Risma 3, further evaluate the Risma 1 exploratory well that tested 4,527 BOPD and 9.6 million cubic feet per day of gas (Mmcf/D). Risma 2, drilled about one kilometer southwest of Risma 1, tested at a cumulative flow rate of 3,348 BOPD and 7.1 MMcf/D from four depths in the Talang Akar Formation. The Risma 3, drilled directionally from Risma 2, tested 1,291 BOPD and 3.2 MMcf/D from five depths. The Risma 3 is about two kilometers southeast of Risma 2. Both wells are being evaluated to determine justification of further field development.

Maxus Southeast Sumatra has a 56% interest and operates the concession under a production-sharing contract with Pertamina, the Indonesian state oil company. Partners include Inpex, Repsol, Cieco, Deminex, Warrior and Oryx Energy."